E'Lektrik Incorporated

(a Connecticut Corporation)

Audited Financial Statements

Period of January 1, 2021 through
December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

E'Lektrik
Incorporated

Table of Contents



Independent Auditor's Report

September 7, 2022
To: Board of Directors of E'Lektrik Incorporated
Attn: Pierre-Richard Presna, CEO
Re: 2021 Financial Statement Audit – E'Lektrik Incorporated

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of E'Lektrik Incorporated, which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of E'Lektrik Incorporated as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of E'Lektrik Incorporated and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about E'Lektrik Incorporated's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of E'Lektrik Incorporated's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about E'Lektrik Incorporated's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
September 7, 2022

E'LEKTRIK INCORPORATED
BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	448
Accounts Receivable (net)		-
Other Current Assets		-
Total Current Assets		**448**
Other Assets		
Other Assets		-
Total Other Assets		-
Total Assets	$	**448**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable		-
Other Current Liabilities		-
Total Current Liabilities		-
Long-Term Liabilities		
Long-Term Liabilities		-
Total Long-Term Liabilities		-
Other Liabilities		
Other Liabilities		-
Total Other Liabilities		-
Total Liabilities	$	-
Stockholders' deficit		
Common Stock, $0.00001 par value; 10,000 authorized		0.10
Additional Paid in Capital		600
Subscription Receivable		(0.10)
Retained Earnings		(152)
Total Stockholders' Deficit		**448**
Total Liabilities and Stockholders' Deficit	$	**448**

The accompanying footnotes are an integral part of the financial statements.

E'LEKTRIK INCORPORATED
INCOME STATEMENT
Year Ended December 31, 2021
(Audited)

	2021
Revenues	-
Cost of revenues	-
Gross Profit	-
Operating Expenses	
General and administrative	152
Total Operating Expenses	**152**
Net Income (Loss)	**(152)**

The accompanying footnotes are an integral part of the financial statements.

E'LEKTRIK INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2021
(Audited)

	Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total
	Shares	Par Value				
Balance as of December 31, 2020	**10,000**	**$ 0.10**	**$ -**	**$ (0.10)**	**$ -**	**$ -**
Founder Contribution	-	-	600	-	-	600
Net Loss	-	-	-	-	(152)	(152)
Balance as of December 31, 2021	**10,000**	**$ 0.10**	**$ 600**	**$ (0.10)**	**$ (152)**	**$ 448**

The accompanying footnotes are an integral part of the financial statements.

E'LEKTRIK INCORPORATED
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	$ (152)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Accounts Receivable	-
Other Current Assets	-
Other Assets	-
Accounts Payable	-
Other Current Liabilities	-
Long Term Liabilities	-
Other Liabilities	-
Net cash provided by (used in) operating activities	(152)
Cash Flows from Investing Activities	
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Founders Contributions	600
Net cash used in financing activities	**600**
Net change in cash and cash equivalents	**448**
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	**$ 448**

The accompanying footnotes are an integral part of the financial statements.

E'LEKTRIK INCORPORATED
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

E'Lektrik Incorporated. (which may be referred to as the "Company", "we," "us," or "our") designs and manufacturers electric vehicle batteries and automotive technologies. The Company plans to act as a US based electric vehicle battery business, to facilitate domestic sales and potential development. The Company was incorporated in Connecticut, on November 17, 2020. The Company's headquarters are in Bridgeport, Connecticut. It is the wholly owned operating subsidiary of A&E Den Incorporated, a Connecticut corporation formed on November 16, 2020.

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

E'LEKTRIK INCORPORATED
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company had $448 of cash and cash equivalents as of December 31, 2021.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, as there were not fixed assets as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

E'LEKTRIK INCORPORATED
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

There is no income tax provision for the Company for the year ending December 31, 2021 as it did not have any operations. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling two-passenger electric vehicles. The Company expects to collect payment upfront. As of December 31, 2021, the Company had recognized zero revenue.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY

The Company authorized a total of 10,000 common shares, $0.00001 par value. There are a total of 10,000 shares issued and outstanding as of December 31, 2021.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and

E'LEKTRIK INCORPORATED
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and has not generated income since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity (SAFEs). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through September 7, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.